Filed by Ralcorp Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Ralcorp Holdings, Inc.

Commission File No. 001-12619

November 15, 2007

The New Ralcorp

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements which are within the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements with respect to the expected timing, completion and effects of the proposed merger and the financial condition, results of operations, plans, objectives, future performance and business of Ralcorp and the combined company, including statements preceded by, followed by or that include the words “believes,” “projects,” “targets,”
“should,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “will,” “can” or similar expressions.  These forward-
looking statements are not guarantees of future performance and involve certain risks and uncertainties. There are a number of important factors which could cause Ralcorp’s actual results to differ materially from those anticipated by the forward-looking statements.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  These factors include, but are not limited to: (1) the ability to consummate the proposed transaction; (2) receipt of regulatory and shareholder approvals without unexpected delays or conditions, including without limitation a private letter ruling from the Internal Revenue Service; (3) changes in estimates of future earnings and cash flows; (4) certain financial information included in this document and information that was used in preparation of our estimates is based on unaudited "carved out" financial statements which information may be different once audited; (5) changes in expectations as to the closing of the transaction; (6) an increase in costs of packaging materials, ingredients, or raw materials, including wheat and corn products, oats, rice, sugar and soybean oil; (6) competitive pressures among branded and private label manufacturers increasing significantly; (7) general economic and business conditions that adversely affect Ralcorp or its suppliers, distributors or customers; (8) the ability of Ralcorp to maintain and/or improve sales and earnings performance; (9) expected synergies and cost savings are not achieved or achieved at a slower pace than expected; (11) integration problems, delays or other related costs; (12)
retention of customers and critical employees; (13) the interest rate Ralcorp pays on its borrowings; (14) unanticipated changes in laws, regulations, or other industry standards affecting the Company; and (15) those referenced in Item 1A of Ralcorp’s Annual Report on Form 10-K for the year ended September 30, 2006,  under the heading “Risk Factors.”

Further information on other factors which could affect the financial results of Ralcorp after the merger is included in
Ralcorp’s filings with the Securities and Exchange Commission.  These documents are available free of charge at the
Commission’s website at http:\\www.sec.gov or from Ralcorp.

Additional Information

In connection with the proposed transaction between Ralcorp and Kraft, Ralcorp will file a registration statement on
Form S-4 with the U.S. Securities and Exchange Commission (“SEC”).  Such registration statement will include a proxy statement of Ralcorp that also constitutes a prospectus of Ralcorp, and will be sent to the shareholders of
Ralcorp.  Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Kraft, Ralcorp and the proposed transaction.  The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents (when they are available) can also be obtained free of charge from Kraft upon written request to Kraft Foods Inc., Three Lakes
Drive, Northfield, Illinois 60093, or by calling (847) 646-5494, or from Ralcorp, upon written request to Ralcorp
Holdings Inc., 800 Market Street, Suite 2900, Saint Louis, Missouri 63101, or by calling (314) 877-7113.

This communication is not a solicitation of a proxy from any security holder of Ralcorp.  However, Kraft, Ralcorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.  Information about the directors and executive officers of Kraft may be found in its 2006 Annual Report on Form 10-K filed with the SEC on March 1, 2007, definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on
March 13, 2007 and current report on Form 8-K filed with the SEC on November 7, 2007.  Information about the directors and executive officers of Ralcorp may be found in its 2006 Annual Report on Form 10-K filed with the SEC on
December 13, 2006, definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on December 13, 2006 and current report on Form 8-K filed with the SEC on October 2, 2007.  These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Transaction Overview

Structure

Reverse Morris Trust

Post

Cereal

business will be distributed to Kraft shareholders through a spin-off or split-off exchange offer and then immediately merged with Ralcorp

Approximately $1.7

billion of equity consideration

(~30.32 million shares)

Approximately $950 million of debt issed and assumed

Shareholders

Approximately

54

% Kraft shareholders

Approximately

46

% Ralcorp shareholders

Corporate name

Ralcorp

Ralcorp

s

enior

m

anagement &

b

oard

No change

Incorporation

Missouri

Listing

NYSE (ticker: RAH)

Headq

uarters

St. Louis, Missouri

(Ralcorp)

East Hanover, New Jersey (Post division)

Expected closing

Mid

-

2008

Approval process

Ralcorp shareholder approval

Customary

approvals

, including regulatory

Transaction with Strong Strategic Rationale for Ralcorp

Adds
Significant
Scale

Improved
Business
Mix

Adds the 3rd largest U.S. RTE branded cereal maker

Strengthens position in core, center-of-store, destination category

Total 2007 sales will increase 50% from $2.2 billion to $3.3 billion and pro forma
2007 Food EBITDA will increase approximately 120%-128% to $533-$553 million

Premier mid cap food company with strong margins and balance sheet

Balances portfolio between branded (32%), private label (49%) and frozen bakery (19%)

4 Post brands in excess of $100 million in annual sales

Post has a complete portfolio in the cereal category

Strong
Foundation
for Growth

Greater ability to pursue acquisitions of branded businesses as well as private label and frozen bakery businesses

Potential for operational, logistics and procurement efficiencies

Opportunities to leverage trademarks in new categories

Post will benefit from increased focus under Ralcorp management

Acquisition Growth Strategy Intact with Strengthened Financial Profile

Positive
Earnings
Impact

Improved
Profitability

Capital
Markets
Benefits

Significantly EPS accretive ($0.44-$0.68) before one-time costs for pro forma fiscal 2008

Increases diversification (branded, private label and frozen bakery)

  $3.3 billion in pro forma 2007 net sales (32% branded, 49% private label and 19% frozen bakery)

  $533-$553 million in pro forma 2007 Food EBITDA (~55% branded, ~26%

    private label and ~19% frozen bakery)

Expands 2007 Food EBITDA margins – 16.0%-16.6% for pro forma Ralcorp vs.

     10.9% for stand-alone Ralcorp

Enhances cash flow generation

Strong cash flow generation enabling Ralcorp to pursue a range of strategic alternatives to drive growth and shareholder value

  Investments

  Acquisitions

  Share repurchase

Increases stock trading liquidity

Broadens shareholder base

Enhances access to capital as a larger company

Bremner 15%
Ralston Foods 27%
Nutcracker 11%
Carriage House 19%
Frozen Bakery 28%
Bremner 10%
Nutcracker 8%
Post Cereal 32%
Carriage House 13%
Frozen Bakery 19%
Ralston Foods 18%
Post Cereal 100%

Ralcorp Sales Mix

New Ralcorp Sales Mix

Post Cereal Sales Mix

‘07 Revenue (MM)

’07 EBITDA (MM)

’07 EBITDA Margin

$2,233

$243

10.9%

$3,339

$533–$553

16.0%–16.6%

$1,106

$290–$310

26.2%–28.0%

The New Ralcorp – Branded, Private Label and Frozen Bakery Balance

Note: Combined and Post statistics are pro forma for the transaction

Attractive Portfolio With Significant Market Presence

New Ralcorp

Carriage

House

Bremner

Ralston

Post

Frozen

Bakery

Largest supplier
of private label
snack nuts

Leading supplier
of food service
and private label
frozen griddle and
bakery products

Leading supplier
of thaw and sell in-
store bakery
cookies

Nutcracker

Nation’s largest
supplier of store brand:

Spoonable salad

dressings

Salsa

Table syrup

Peanut butter

Preserves and

jellies

Largest store

       brand cracker

       company

Largest store

       brand cookie

       company

Largest supplier

       of private label

       RTE cereal

3rd largest branded

      U.S. RTE cereal

      company

HONEY BUNCHES OF OATS

Spoon Size Shredded Wheat

PEBBLES

Post grape-nuts

Post Selects

Post RAISIN BRAN

Iconic Brands Drive Performance

#3 brand in category

~$300m brand

#1 contributor to category
growth

Leading kids trademark

$100m+ brand

Premium positioning

$100m+ brand

Core equity in health

$100m+ brand

Strong equity in health
& wellness

Strong history /
heritage

Positioned in digestive
wellness

RTE Cereal Market Segment Position 2004 – 2007YTD

Source:    ACNielsen FDMx.  U.S. data only.  Includes grocery, drug and mass channels.  Excludes Wal-Mart, foodservice, c-stores and club stores.

                2007YTD data as of October 6, 2007.

Post Has Maintained Consistent Market Position

33.4%

33.9%

34.2%

34.9%

32.4%

30.6%

30.2%

29.5%

14.6%

14.7%

14.8%

14.6%

6.2%

6.2%

6.3%

6.2%

8.6%

9.2%

9.2%

9.5%

4.9%

5.2%

5.2%

5.3%

100.0%

100.0%

100.0%

100.0%

0

25

50

75

100%

2004

2005

2006

2007YTD

Kellogg

General Mills

Post

Quaker (PepsiCo)

Private Label

Other

Focused Management with Proven Performance

Successful history of driving growth and margins in categories with similar dynamics

11% sales CAGR since 2001

14% Food EBITDA CAGR since 2001

Food EBITDA margins have increased over 100 basis points since 2001

Experience managing businesses in competitive and challenging categories

Strong track record of executing and integrating acquisitions with over 20 completed in the past decade representing over $1.0 billion in sales

Strong relationships with key U.S. retailers

Deep management team with exceptional institutional knowledge of cereal business and prior branded expertise

Key Post management will remain with Ralcorp following the transaction

Pro Forma Organizational Structure

David P. Skarie

Co-CEO, President

Ralston
Foods

Post

Kevin J. Hunt

Co-CEO, President

Integration planning underway at Ralcorp

Kraft will provide transition services for up to 18 months post-closing

Post will be managed separately from private label cereal division

Manufacturing transition will begin immediately upon closing

No facility closures planned

Carriage
House

Frozen

Bakery

Bremner

Nutcracker

Niagara Falls
Battle Creek
Cedar Rapids
Sparks
Modesto
Battle Creek
Lancaster
Jonesboro

Ralcorp’s Cereal Manufacturing Platform Will Be Nationwide

Ralston Cereal Plant

Post Plant

Ralston Cereal Plant

Debt Profile Leaves Ample Capacity

Modest leverage and strong cash flow generation will enable New Ralcorp to pursue strategic alternatives to drive growth and shareholder value

Investments

Acquisitions

Share repurchase

2007 Standalone Ralcorp

PF 2007 New Ralcorp

Total Debt

Debt / Food EBITDA

$764 MM

3.2x

~$1.7 BN

3.1x - 3.2x

Summary Highlights

Acquisition of an iconic portfolio of brands with strong consumer appeal

Increased scale in core, center-of-store destination category

Balanced portfolio between branded, private label and frozen bakery

Significantly improved margin profile

Strong balance sheet

Sustainable cash flow generation

Ability to acquire branded, private label and frozen bakery companies

Experienced management team with proven execution and integration track record

A Compelling Transaction for Shareholders